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                                                      File No. 70-



                   SECURITIES AND EXCHANGE COMMISSION

                          Washington, DC  20549

                                FORM U-1

                       APPLICATION OR DECLARATION

                                  UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      ALLEGHENY POWER SYSTEM, INC.
                          10435 Downsville Pike
                          Hagerstown, MD 21740


                           AYP CAPITAL, INC.
                          10435 Downsville Pike
                          Hagerstown, MD  21740



    (Name of company or companies filing this statement and addresses of principal executive offices)


                      Allegheny Power System, Inc.


    (Name of top registered holding company parent of each applicant or declarant)

                        Thomas K. Henderson, Esq.
                        Vice President
                        Allegheny Power
                        10435 Downsville Pike
                        Hagerstown, MD  21740



                 (Name and address of agent for service)







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Item No. 1. Description of Proposed Transaction

                               Background

            AYP Capital, Inc. ("AYP") is a Delaware corporation and a non-utility subsidiary company of Allegheny Power System, Inc. ("APS"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "1935 Act"). By Order dated July 14, 1994 (HCAR No. 26085) APS was authorized to organize and finance AYP to invest in 1) companies engaged in new technologies related to the core utility business of APS, and 2) companies acquiring and owning exempt wholesale generators ("EWGs"). By Order dated February 3, 1995 (HCAR No. 26229), AYP was authorized to engage in the development, acquisition, construction, ownership and operation of EWGs and in development activities with respect to (i) qualifying cogeneration facilities and small power production facilities ("SPPs"); (ii) non-qualifying cogeneration facilities, non-qualifying SPPs, and independent power production facilities ("IPPs") located within the service territories of APS public utility subsidiary companies; (iii) EWGs; (iv) companies involved in new technologies related to the core business of APS; and (v) foreign utility companies ("FUCOS"). AYP was also authorized to consult for non-affiliate companies. APS was authorized to increase its investment in AYP from $500,000 to $3 million.
            By Order dated October 27, 1995 (HCAR No. 26401) the Commission authorized:
            1) AYP or a special-purpose subsidiary ("NEWCO") to provide certain enumerated energy management services ("EMS") and demand-side management services ("DSM") to non-associated

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customers at market prices and to associated companies at cost.<1>


<1>The EMS services authorized included:  (i) identification of energy cost reduction and efficiency opportunities; (ii) design of facility and process modifications to realize such efficiencies; (iii) management of or the direct construction and installation of energy conservation and equipment; (iv) training of client personnel in operation of equipment; (v) maintenance of energy systems; (vi) design, management, construction and installation of energy management systems and structures; (vii) performance contracts;
   (viii) identifying energy conservation or efficiency programs;
   (ix) system commissioning; (x) reporting system results; and (xi) other similar or related energy management activities. The DSM services authorized included: (i) design of energy conservation programs; (ii) implementation of energy conservation programs;
   (iii) performance contracts for DSM work; (iv) monitoring and evaluating DSM programs; and (v) other similar or related DSM activities.


            2) AYP to engage in activities relating to the development, acquisition, ownership, construction and operation of FUCOS; and to invest in FUCOs through various types of investment vehicles, including limited partnerships or other types of funds, the sole objective of which is to make investments in one or more FUCOs.

            3) APS and AYP to acquire the securities of NEWCOS that own FUCOs or EWGs ("Project NEWCOs");

            4) AYP or a NEWCO to factor the accounts receivable of associate companies and of non-associate companies whose primary revenues are derived from the sale of electric power; and

            5) AYP or a NEWCO, as agent for APS system companies, to manage the real estate portfolio of APS and its associate companies, to market excess or unwanted real estate and to facilitate the exploitation of resources contained on or in real estate.
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            By the SEC's October 27, 1995 Order, APS was authorized to invest in AYP and AYP was authorized to invest in NEWCOS up to an aggregate of $100 million through December 31, 1999 through loans to finance activities related to EMS and DSM services, accounts receivable, real estate, FUCOs and EWGs ("Approved Activities"). AYP, the NEWCOs, and the Project NEWCOs were authorized to obtain loans from banks or issue other recourse obligations which could be guaranteed by APS or AYP. Such third-party borrowings by AYP, the NEWCOs and the Project NEWCOs that are guaranteed by APS or AYP are subject to the $100 million investment authority. Through December 31, 1999, APS and AYP were authorized to guarantee or act as surety on bonds, indebtedness and performance and other obligations issued or undertaken by AYP, the NEWCOs or the Project NEWCOs subject to the $100 million investment authority.

            On October 9, 1996, the SEC issued an Order (HCAR No. 26590) that, inter alia, allows APS and AYP to increase the limit on loans and guarantees from $100 million to $300 million for all Approved Activities.

                           Requested Authority
            In this application, APS and AYP request Commission authority to allow AYP and one or more special purpose subsidiaries
("NEWMARKETCOs") to engage in marketing, selling, financing, and acquisition and installation of a new type of heat pump to and for: (1) non-associated industrial, commercial and residential customers located within the five states in which APS's operating subsidiaries provide electric service and (2) persons and businesses located within Washington, D.C.
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            AYP requests authority to engage in these activities through the first to occur of:

            1)    December 31, 2001; or

            2) the adoption by the Commission of proposed Rule 58 if it exempts the proposed transactions from the need for approvals; or

            3) the adoption of such other rule, regulation or order as shall exempt the proposed transaction from Section 9(a) of the Act.

                              The Heat Pump
            Applicants request authority to market, distribute, and undertake other related activities in connection with a new type of heat pump. AYP or the NEWMARKETCO will contract with a representative of the heat pump's manufacturer for exclusive distribution rights. The heat pump is currently installed mainly in the southern United States. The product is unique and desirable in that it has no outdoor unit. All of the equipment is self-contained in one cabinet and only requires installation of wiring and ductwork. This unit is assembled in a relatively small cabinet, making it the ideal product for multi-family projects and manufactured homes.

            AYP or the NEWMARKETCO proposes to serve as a distributor and provide a sales force in an exclusive territory that will include Maryland, Ohio, Pennsylvania, Virginia, West Virginia, and Washington DC. Earnings are projected to be approximately 25% of total revenues. Current analysis estimates profits at approximately $150,000 in the first year of the project, and rising steadily to approximately $600,000 in Year 4. It is estimated that two full-time employees will be necessary to handle shipping logistics, billing, reporting, and general administration (one full-time office associate and two staff members sharing responsibility).
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                                Personnel
            Under the terms of a Commission-approved Service Agreement, Allegheny Power Service Corporation ("APSC"), a mutual service company formed under the 1935 Act, will assist AYP or NEWMARKETCO with marketing, customer billing, accounting or other energy-related services. It is anticipated that any services provided by APSC can be done with current staff and that the number of APSC personnel involved will not be of such magnitude that utility services would in any way be impaired. All services provided by APSC to AYP or NEWMARKETCO will be billed at cost in accordance with Section 13(b) of the Act and Rules 87, 90 and 91 thereunder.

                   Sales of Heat Pumps are Incidental
                          to APS' Core Business
            APS and AYP believe the proposed project is reasonably incidental and/or economically necessary and/or appropriate to APS's core utility business of distributing electricity at retail, and will benefit APS and its customers. These heat pumps will help to conserve electricity by replacing less efficient and/or older electric furnaces or heat pumps. Sales of this product will promote more efficient energy consumption and promote the safe and efficient distribution of electricity at retail. It is also expected that sales of this equipment will increase customer satisfaction and good will toward Allegheny Power.

Item 2:     Fees, Commissions and Expenses

            No fees, commissions or expenses, other than ordinary expenses of AYP estimated not to exceed $1,000.00, and the services of APSC
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personnel, which are to be billed at cost, are to be paid in connection with the proposed transaction.

Item 3:     Applicable Statutory Provisions

            Applicants have been advised that Sections 9(a) and 10 of the Public Utility Holding Company Act of 1935 and Rule 40 thereunder may be applicable to the proposed transactions described herein.

Item 4:     Regulatory Approval

            No other regulatory approval will be required for AYP or NEWMARKETCO to engage in the proposed transaction.

Item 5:     Procedure

            It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commissions' Order permitting this application or declaration to become effective be issued on or before December 16, 1996. APS and AYP waive any recommended decision by hearing officer or by any other responsible officer of the Commission and waive the 30-day waiting period between the issuance of the Commission's Order and the date it is to become effective since it is desired that the Commission's Order, when issued, become effective forthwith. APS and AYP consent to the office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or Order in this matter unless the Office opposes the matter covered by this application or declaration.
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Item 6:     Exhibits and Financial Statements
            (a)   F - Opinion of Counsel
                  G-1 - Financial Data Schedule  - APS Consolidated
                  G-2 - Financial Data Schedule - AYP, Inc. Consolidated (to be filed by amendment.)
                  H - Form of Notice
            (b)   Financial Statements as of June 30, 1996.
                  1-A - APS and subsidiaries consolidated balance sheet, per books.
                  1-B - APS and subsidiaries consolidated statements of income, per books, and earned surplus.
                  1-C - AYP consolidated balance sheet, per books (to be filed by amendment).
                  1-D - AYP consolidated statement of income, per books, and earned surplus (to be filed by amendment).

Item 7:     Information as to Environmental Effects

            a) For reasons set forth in Item 1 above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of
Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C.
4232(2)(C).

            b)    Not applicable.

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                                Signature

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies duly cause this statement to be signed on their behalf by the undersigned thereunto duly authorized.



                              By:   /s/ Kathy L. Mitchell

                                    Kathy L. Mitchell
                                    Attorney for Allegheny Power System,
                                    Inc. and AYP Capital, Inc.
November 4, 1996